July 25, 2007

VIA EDGAR CORRESP

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ascendia Brands, Inc.

Amendment to Preliminary Information Statements on Schedule 14C

File No. 001-32187

Dear Ms. Long:

On behalf of Ascendia Brands, Inc. (the “Company”), we are responding to the Staff’s comments regarding the Company’s Preliminary Revised Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the “Commission”) on April 6, 2007, the Company’s Preliminary Revised Information Statement on Schedule 14C filed with the Commission on April 20, 2007 and the Company’s Preliminary Information Statement on Schedule 14C filed with the Commission on April 20, 2007.

We have set forth below each of the Staff’s comments and the Company’s response to each comment.

Preliminary Revised Information Statement on Schedule 14C filed April 6, 2007

Issuance of Securities, page 3

Amendment of Senior Secured Convertible Notes

1.

We note your statement that the interest rate on the notes may increase from 9% to 13% “upon the nonoccurrence of certain specified events.” Please augment your discussion to disclose the events that would cause the interest rate to adjust.

In response to the Staff’s comment, the Company has revised the applicable disclosure.

Pamela A. Long, Esq.

July 25, 2007

Preliminary Revised Information Statement on Schedule 14C filed April 20, 2007

General

2.

We note that your initial filing stated that you paid redemption fees of $750,000 in conjunction with your redemption of $15 million in principal amount of the prior notes, while your amendment states that $6,464,000 million [sic] of such fees were paid. Please confirm that the amount disclosed in your amendment is correct and, if so, revise your disclosure to clarify whether these fees were paid in cash, through a reduction in the principal amount of redeemed notes, or otherwise..

In response to the Staff’s comment, the Company has revised the applicable disclosure.

3.

We note your revised disclosure in response to comment 2 of our letter dated March 20, 2007, stating that the prior notes were exchanged “as required by our secured lenders.” Please briefly expand upon your disclosure to discuss why this exchange was required by your secured lenders.

In response to the Staff’s comment, the Company has revised the applicable disclosure.

4.

We note that yo redeemed $15 million in principal amount of senior convertible notes at the same time you issued $10 million in principal amount of senior convertible notes to a separate investor while paying $6,454,000 in redemption fees. Please revise to disclose the purpose of these transactions and to disclose in the information statement that the provisions of the notes issued to Watershed are substantially identical to those hereby exchanged with Prencen Lending.

In response to the Staff’s comment, the Company has revised the applicable disclosure.

5.

We note your response to comment 3 of our letter dated March 20, 2007. It appears that your cash proceeds from the February 9, 2007, transactions were $10 million pursuant to the Watershed Securities Purchase Agreement, as well as an unspecified additional amount pursuant to the credit agreement. Please revise your disclosure to specify the sources of funds as well as their allocation. Similarly revise your Preliminary Information Statement on Schedule 14C that was initially filed on April 20, 2007.

Pamela A. Long, Esq.

July 25, 2007

In response to the Staff’s comment regarding the Preliminary Information Statement on Schedule 14C that was initially filed on April 20, 2007, the Company has revised the applicable disclosure for consistency with the other filings. With regard to the Staff’s comment regarding the sources and uses of funds, the Company believes that the disclosure summarizes the sources and uses of all funds relating to the applicable transactions to the greatest extent possible. The Company believes that a full response to the Staff’s comment would require that the Company actually set forth the flow of funds associated with the various transactions. In fact the actual flow of funds was designed to “simplify” the necessary transfers. In order to demonstrate this effect, we are providing to the Staff supplementally a copy of the Payment Direction Letter. The Company believes that this Payment Direction Letter demonstrates that the disclosure set forth adequately describes the principal sources and uses of funds without the detail associated with the actual funds flow.

6.

We note your proposed response to comment 4 of our letter dated May 10, 2007. The purpose of these transactions, whereby you paid cash redemption fees in excess of the amount by which you reduced your principal indebtedness without substantially altering the terms and conditions of the newly issued notes, remains unclear to us. Please revise further to provide investors with a more complete understanding of the purpose of the redemption and Watershed transactions. Refer to Item 11(d) of Schedule 14A.

In response to the Staff’s comment, the Company has revised the applicable disclosure.

7.

We note your proposed response to comment 5 of our letter dated May 10, 2007. It appears that cash proceeds from the issuance of notes to Watershed is $10 million, while you anticipate using these proceeds, as well as those from, the first and second lien credit facilities, for purposes that when aggregated exceed $100 million. Please expand your disclosure in this information statement as well as the information statement initially filed on April 20, 2007, to disclose the amount of proceeds from each lien facility and the amount to be allocated to general corporate purposes. Refer to Item 11(c) of Schedule 14A.

In response to the Staff’s comment, the Company has revised the applicable disclosure

Please do not hesitate to contact me at (212) 883-4992 or Andrew Sheldrick, General Counsel of the Company, at (609) 219-0930, ext. 145, with any questions or comments regarding this letter or the Schedule 14C. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Herbert Henryson II

Herbert Henryson II

For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

cc:	Matt Franker, Esq.

Andrew Sheldrick, Esq,